06007984

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH., D.C. 209

| SEC FILE NUMBER |
|---|
| 8-49738 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**CROSSBOW INVESTMENTS L.L.C.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**220 CENTRAL PARK SOUTH**
(No. and Street)

| **NEW YORK** | **NY** | **10019** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**DEBRA SCHINASI** **(212) 582-3044**
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**KAUFMANN, GALLUCCI & GRUMER LLP**
(Name - if individual, state last, first, middle name)

| **ONE BATTERY PARK PLAZA** | **NEW YORK** | **NY** | **10004** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

## OATH OR AFFIRMATION

I, DEBRA SCHINASI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CROSSBOW INVESTMENTS L.L.C., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NEVILLE W WARREN
Notary Public - State of New York
NO. 01WA6133981
Qualified in Queens County
My Commission Expires 2009

[signature]
Signature

MANAGING MEMBER
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

# CROSSBOW INVESTMENTS L.L.C.
# REPORT PURSUANT TO RULE 17a-5(d)
# AND REPORT OF INDEPENDENT AUDITORS
# DECEMBER 31, 2005

## CONTENTS

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

## Report of independent auditors

The Members
Crossbow Investments, LLC
New York, New York

We have audited the accompanying statement of financial condition of Crossbow Investments L.L.C. (the "Company") as of December 31, 2005 and the related statements of income, changes in members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crossbow Investments L.L.C. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
January 31, 2006

Kaufmann Gallucci & Grumer LLP



One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

## CROSSBOW INVESTMENTS, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2005

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 29,524 |
| Commission income receivable | | 6,952 |
| Other assets | | 6,523 |
| **Total Assets** | $ | 42,999 |

### LIABILITIES AND MEMBERS' CAPITAL

| | | |
|---|---|---|
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 17,387 |
| Members' capital | | 25,612 |
| **Total Liabilities and members' capital** | $ | 42,999 |

The accompanying statements are an integral part of these financial statements.

# CROSSBOW INVESTMENTS, LLC

## STATEMENT OF INCOME

## FOR THE YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| **REVENUE** | | |
| Commission income | $ | 57,000 |
| Interest Income | | 832 |
| Unrealized gain on investment | | 5,625 |
| Total revenue | | 63,457 |
| **EXPENSES** | | |
| Professional Fees | | 25,927 |
| Rent | | 8,100 |
| Travel | | 6,621 |
| Regulatory fees and expenses | | 853 |
| Other | | 20,003 |
| Total expenses | | 61,504 |
| | | 1,953 |
| Compensation to members | | 121,000 |
| **NET LOSS** | $ | (119,047) |

The accompanying notes are an integral part of these financial statements.

CROSSBOW INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| Balance at January 1, 2005 | $ | 137,159 |
| Members' capital contributions | | 7,500 |
| Net loss | | (119,047) |
| **Balance at December 31, 2005** | $ | 25,612 |

The accompanying notes are an integral part
of these financial statements.

# CROSSBOW INVESTMENTS, LLC

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net loss | $ | (119,047) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| (Increase) decrease in operating assets: | | |
| Commission receivable | | 96,048 |
| Other assets | | (5,625) |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable and acrrued expenses | | 2,387 |
| Net cash used in operating activities | | (26,237) |
| **Cash flows from financing activities:** | | |
| Cash contributed by member | | 7,500 |
| **Net decrease in cash** | | (18,737) |
| Cash and cash equivalents at the beginning of the year | | 48,261 |
| **Cash and cash equivalents at the end of the year** | $ | 29,524 |

The accompanying notes are an integral part of these financial statements.

## CROSSBOW INVESTMENTS, L.L.C.
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2005

### NOTE A - ORGANIZATION

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company acts as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors. The Company is under common control with Crossbow Investments International L.L.C., a Delaware limited liability company that has registered as a broker-dealer with the United Kingdom Securities and Futures Authority.

### NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts and deposits in money market accounts.

Revenue Recognition

Revenues are recognized when the Company has obtained legally binding commitments from investors related to the purchase of investment interests. Additionally, the Company recognizes revenue for nonrefundable marketing activity fees.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### NOTE C - COMMISSION INCOME

The Company has entered into an agreement with one third party, for which it received fees for marketing activities. During the year ended December 31, 2005 the third party has agreed to pay the Company $ in fees for services.

## NOTE C - COMMISSION INCOME (continued)

At December 31, 2005, commission income receivable from this third party amounted to $6,952. These commissions receivable were collected in full during January 2006.

## NOTE D – MEMBERS' COMPENSATION

During the year ended December 31, 2005, the members withdrew as compensation $121,000.

## NOTE E - MEMBERS' CAPITAL

During the year ended December 31, 2005, the managing member contributed $7,500 of capital to the Company in order for the Company to meet its net capital requirements and to cover its operating expenses for the year. It is the member's intent to continue to contribute capital to the Company, as necessary, for regulatory and operating purposes.

## NOTE F - INCOME TAXES

The Company files as a limited liability company, and, as such, no provision for income taxes has been made in the accompanying financial statements. Each member is responsible for reporting income or loss based upon the member's respective share of revenues and expenses of the Company.

## NOTE G - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 1 5c3-1, which requires that the net capital, as defined, shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2005, the Company had net capital of approximately $11,000, which exceeded its requirements of $5,000 by $6,000.

# CROSSBOW INVESTMENTS, LLC

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2005

| | |
|---|---|
| Members' capital | $ 25,612 |
| Deductions and/or charges: | |
| Nonallowable assets: | |
| Commission income receivable | 6,952 |
| Other assets | 6,523 |
| | 13,475 |
| Net capital before haircuts on securities positions | 12,137 |
| Less haircuts | 327 |
| Net capital | 11,810 |
| Minimum net capital requirement | 5,000 |
| Net capital in excess of minimum requirements | $ 6,810 |
| Computation of minimum net capital requirement: | |
| 6-2/3% of aggregate indebtedness | $ 1,159 |
| Minimum required net capital | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Ratio of aggregate indebtedness to net capital | 147.22% |

See the accompanying Independent Auditor's Report.

**CROSSBOW INVESTMENTS, LLC**
**OTHER INFORMATION**
**DECEMBER 31, 2005**

1. Computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission.

   The Company operates under the exemptive provision of paragraph (k)(2)(i) of SEC rule 15c3-3.

2. Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

   The Company is subject to the exemptive requirements of SEC rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2005.

3. Reconciliation Pursuant to SEC Rule 17a-5(d)(4)

   There were no material differences between net capital, on the unaudited form X-17A-5 and the amount reported on the previous page.

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

**Independent Auditor's Report on Internal
Accounting Control Required By SEC Rule 17a-5**

The Members
Crossbow Investments, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Crossbow Investments, LLC, (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Crossbow Investments, LLC, to achieve all the divisions of duties and crosschecks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than those specified parties.

New York, New York
January 31, 2006

Kaufmann Gallucci & Grumer LLP